CAPITOL SERIES TRUST

Amendment No. 4 to Agreement and Declaration of Trust

The undersigned, being the President and Chief Executive Officer of Capitol Series Trust (the “Trust”), hereby certifies that the following resolutions were adopted by the Board of Trustees by written consent on September 11, 2015:

Resolved that pursuant to Ohio Revised Code Section 1746.04(B), the Trust is hereby amending the Report of Business Trust and/or Trust Instrument to update the list of trustees pursuant to Ohio Revised Code Section 1746.04(A)(1) to include the following trustee: (1) Ms. Mary Madick Morrow, 201 Thornberry Court, Mars, PA 16046; and (2) Mr. Wally Grimm, 47-142 EI Menara Circle, Palm Desert, CA 92260.

Resolved that pursuant to Section 7.3 and 4.1 of the Agreement and Declaration of Trust of Capitol Series Trust (the “Trust Instrument”), I hereby amend the first paragraph of Section 4.2 of the Trust Instrument by including the following language after the fourth sentence of such paragraph:

“In addition to the above Series of Shares, the Trustee hereby establishes and designates the following Series of Shares of the Trust: the Fuller & Thaler Behavioral Core Equity Fund (the “Series”). As to the Series, the Trustee hereby establishes and designates three Classes of Shares: “Class A Shares,” “Institutional Shares” and “Select Shares.” ”

This document shall have the status of an amendment to said Agreement and Declaration of Trust.

Date: September 11, 2015
Matthew J. Miller, President and CEO